June 16, 2010

Securities and Exchange Commission

Washington, DC 20549

Ladies and Gentlemen:

We were previously principal accountants for KeyOn Communications Holdings, Inc. (the Company) and, under the date of April 9, 2010, we reported on the consolidated financial statements of the Company as of December 31, 2009 and 2008 and for each of the years in the two-year period ended December 31, 2009. On June 11, 2010, we were notified the auditor-client relationship ceased. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated June 16, 2010, and we agree with such statements, except that we are not in a position to agree or disagree with the Company’s statements in the sixth paragraph.

Very truly yours,

/s/ L.L. Bradford & Company, LLC

L.L. Bradford & Company, LLC